

CARL ZEISS MEDITEC







Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
**Washington, D. C. 20549**
**United States**

**Carl Zeiss Meditec AG**
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-115

Fax: +49 36 41/ 220-117

e-mail: p.kofler@meditec.zeiss.com

Division/Dept.: Investor Relations
Your contact: Patrick Kofler



Our ref.: Pko/Mtr
Date: 2010-05-17

**File No. 82-34817**

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

| Type of document | Date of release |
|---|---|
| Press Release | 2010-05-12 |
| 6 Month Report 2009/2010 | 2010-05-12 |

Best regards,

Carl Zeiss Meditec AG
i. V.

Patrick Kofler
Director Investor Relations

i. A.

Mandy Pfeil
Assistant Investor Relations

5/28

Chairman of the Supervisory Board:
Dr. Michael Kaschke

Board of Management:
Dr. Ludwin Monz, President and CEO
Ulrich Krauss
Dr. Christian Mueller

Address of Record:
Goeschwitzer Str. 51-52
07745 Jena, Germany
Tel.: +49 36 41 220-0

Address for Delivery:
Carl Zeiss Meditec AG
Carl-Zeiss-Promenade 10
07745 Jena, Germany

Commercial Register:
Local Court Jena HRB 205623
VAT-ID. No. DE 811 922 737
WEEE-Reg.-Nr. DE55298748

Deutsche Bank Jena
Account: 624536900 (BIC 820 700 00)
S.W.I.F.T.-Code: DEUT DE 8E
IBAN: DE90820700000624536900

Dresdner Bank Jena
Account: 343424200 (BIC 820 800 00)
S.W.I.F.T.- Code: DRES DE FF 825
IBAN: DE12820800000343424200

Commerzbank Jena
Account: 258072800 (BIC 820 400 00)
S.W.I.F.T.- Code: COBADEFFXXX
IBAN: DE31820400000258072800

Contact: +49 3641 220-331


ZEISS
CARL ZEISS MEDITEC

# Carl Zeiss Meditec reports sound performance in the first six months and confirms outlook for business year 2009/2010

**Revenues almost at last year's level due to stronger second half adjusted for currency effects – almost 5% rise in order intake – slight increase in EBIT margin**

JENA – 12 May 2010.
After a restrained start in the first three months the medical technology supplier reported pleasing results in the second quarter and is holding firm in the continued volatile market. Carl Zeiss Meditec is benefiting from its consistent focus on innovation, customer orientation and new markets within the framework of the RACE 2010 corporate programme.

Carl Zeiss Meditec generated consolidated revenue of € 321.1 million (previous year: € 336.7 million, corresponds to € 325.6 million adjusted to the current currency rate) in the first six months of 2009/2010. Adjusted for currency effects, order intake increased by about 5%. The gross margin increased from 50.6% to 51.7%. Earnings before interest and taxes (EBIT) thus increased from € 38.9 million in the previous year to € 39.3 million. In a year-on-year comparison the EBIT margin increased by 0.7 percent points to 12.2%. Operative cash flow remained almost unchanged at approx. € 27.3 million (previous year: € 27.7 million).

"Following a modest start into the new financial year we made a sound recovery in the second quarter. In view of the continued erratic and volatile market environment, we are thoroughly satisfied with the half-yearly results. Cautious optimism is justified and it will now be important

Press Release


ZEISS
CARL ZEISS MEDITEC

to seize market opportunities now slowly developing," says Dr Ludwin Monz, Chief Executive Officer of Carl Zeiss Meditec AG.

From a regional point of view, revenue in the "Asian/Pacific" region rose by 7.0%, partly due to the robustness of the Japanese market. Despite the increase in revenue in Germany and Spain, the "Europe, Middle East and Africa" region posted a 9.3% decline in revenue, although it remained the strongest sales generator. The share of consolidated revenue contributed by the "Americas" region in the first half of financial year 2009/2010 fell from 34.5% in the previous year to 33.2%. "We can see signs of market recovery in the USA. Although uncertainty in Europe is at a very high level at the moment, we expect that the backlog to last year will decrease during the current financial year", says Dr Ludwin Monz.

On the strategic business unit level, the "Surgical Ophthalmology" SBU further increased its revenue in the first six months. The share in revenue of this SBU amounted to 12.8% (previous year: 12.1%). Once again "Ophthalmic Systems" contributed the largest portion of revenue at 46.6% (previous year: 47.8%). "Microsurgery" contributed a 40.6% share of consolidated revenue (previous year: 40.1%). The results of the "Microsurgery" and "Ophthalmic Systems" strategic business units were negatively influenced by adverse trends in exchange rates in the first six months of 2009/2010.

"We already laid the foundations for profitable growth in 2008 with our corporate programme RACE 2010. In the continuation of the programme we will now place the main focus on customer-orientated innovations, excellent service and expansion into new markets. We thus see us ideally equipped for the future. We confirm our expectations that revenue growth in financial year 2009/2010 will be at least on a par with

Contact: +49 3641 220-331


ZEISS
CARL ZEISS MEDITEC

growth in the markets. We are still assuming that the markets addressed by us will grow by between 0% and 5%, depending on segment and region," explained Dr Ludwin Monz.

Press Release


ZEISS
CARL ZEISS MEDITEC

**Revenue by strategic business unit**

| Figures in € '000 | 6 Months 2008/2009 | 6 Months 2009/2010 | Change from previous year |
|---|---|---|---|
| Ophthalmic Systems | 160,889 | 149,564 | -7.0% |
| Surgical Ophthalmology | 40,704 | 41,058 | 0.9% |
| Microsurgery | 135,156 | 130,522 | -3.4% |

**Revenue by region**

| Figures in € '000 | 6 Months 2008/2009 | 6 Months 2009/2010 | Change from previous year |
|---|---|---|---|
| EMEA | 131,480 | 119,250 | -9.3% |
| Americas | 116,190 | 106,546 | -8.3% |
| Asia / Pacific region | 89,079 | 95,348 | +7.0% |

**Contact person:**

Eva Sesselmann
Director Group Communications
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-331
Fax: +49 3641 220-332
E-mail: press@meditec.zeiss.com

Patrick Kofler
Director Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Contact: +49 3641 220-331


ZEISS
CARL ZEISS MEDITEC

**Brief profile**

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology companies.

The company supplies innovative technologies and application-oriented solutions designed to help doctors improve the quality of life of their patients. It provides complete packages of solutions for the diagnosis and treatment of eye diseases - including implants and consumable materials. The company creates innovative visualisation solutions in the field of microsurgery. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiation therapy.

In the 2008/2009 (30 September) financial year the approx. 2,100 employees generated revenue of approximately € 640 million. The head office of Carl Zeiss Meditec is in Jena, Germany. The company has subsidiaries in Germany and abroad; more than 50 percent of its employees are based in the USA, Japan, Spain and France.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups in the optical and opto-electronics industry. Carl Zeiss offers innovative solutions for the future-oriented markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". The head office of Carl Zeiss AG is in Oberkochen, Germany. In the 2008/09 financial year (balance sheet date 30 September) the group posted sales of € 2.1 billion. Carl Zeiss employs almost 13,000 staff, over 8,000 thereof in Germany.

For further information see: www.meditec.zeiss.com

# **6 Month Report** 2009/2010


RECEIVED
2010 MAY 26 A 12:



ZEISS CARL ZEISS MEDITEC

# 6 Months 2009/2010 at a glance

## Highlights

- Revenue adjusted for currency effects almost at last year's level thanks to strong second quarter, order intake 5 % over previous year
- EBIT margin slightly increased
- Markets continue to be inconsistent and volatile
- Positive outlook for financial year confirmed

## Business development

(Unless specified otherwise, figures in € '000)

### Revenue and net income

### Key ratios in the balance sheet and cash flow statement



6 Months 2009/2010
6 Months 2008/2009
Consolidated revenue (Gross margin)
-4.6 %
321,144 (51.7 %)
336,749 (50.6 %)
6 Months 2009/2010
6 Months 2008/2009
EBIT (EBIT margin)
+1.0 %
39,278 (12.2 %)
38,882 (11.5 %)
6 Months 2009/2010
6 Months 2008/2009
Consolidated net income after non-controlling interest
-6.3 %
22,163
23,647
31 March 2010
30 September 2009
Equity ratio
-0.9 %-pts
70.7 %
71.6 %
6 Months 2009/2010
6 Months 2008/2009
Net working capital
-11.2 %
95,075
107,123
31 March 2010
30 September 2009
Net cash and cash equivalents
+6.5 %
268,407
252,026

# Content

# Dear Shareholders, Ladies and Gentlemen,

After a restrained first quarter, overall business development in the second quarter of the financial year was encouraging for Carl Zeiss Meditec. We were thus able to exceed the revenue of the first three months by € 8.8 million. Half-year revenue amounted to € 321.1 million and, adjusted for currency effects, was almost at the same level as the previous year (€ 336.7 million, or € 325.6 million at the current exchange rate). By comparison, it should be noted also that the first half of the previous year strongly benefited from special factors and therefore represents a relatively tough comparison value.

The upward trend in orders received is particularly gratifying. Adjusted for the effects of exchange rates, this year's value was 5 % up on the previous year. Over the last financial year we thought ahead and kept a tight hold on costs: the slightly increased EBIT margin in the current quarter is confirmation of this. In a year-on-year comparison it increased by 0.7 % points to 12.2 %. Operative cash flow remained almost unchanged at € 27.3 million (previous year: € 27.7 million). Consolidated net income after minority interests fell by 6.3 % to €22.2 million in the first six months of 2009/2010 on account of a lower financial result due to a significant drop in interest rates. Earnings per share after non-controlling interests in the first six months amounted to € 0.27 (previous year: € 0.29).

As shareholders of our company you will surely ask whether the crisis on the global markets has been overcome and stable growth can be expected once again. We are currently observing strong regional differences in development. Whereas we see in the market for medical technology in the USA a sign of recovery following intensive discussions on a reform of the country's public health system, inconsistent trends are now evident in Europe. Some countries are showing positive development, whilst others, mainly fuelled by efforts to cut costs in their respective health care services, are characterised by market contraction. In addition, the effects of the current financial crisis on certain countries in the euro region remain unclear. On the other hand, Asia continues to develop positively. Japan, the most important Asian market, has proved to be robust. Together with the emerging nations we are experiencing two-digit market growth in this region adjusted for exchange rate effects.



Against a background of continued market volatility it is difficult to make a reliable forecast for the second half-year. The increased order intake, however, gives us good grounds for optimism to reach the targets we have set for the current financial year. Therefore, we continue to expect that revenue growth in financial year 2009/2010 will be at least on a par with growth in the markets. We remain confident that the market segments addressed by us will grow by between 0 % and 5 % in 2010, depending on segment and region. EBIT profitability will depend on the revenue growth achieved and will be at least at the same level as in the previous year. We aim to improve it in the medium term, without foregoing necessary investments.

Cautious optimism is thus justified and it will be important to seize the slowly developing market opportunities. Last year Carl Zeiss Meditec prepared itself for the current situation with the corporate programme RACE 2010. With this the ground has been prepared for new growth. We focused on three key sectors: innovation, customer orientation and service, together with new markets. Innovation is the most vital driver of growth. We want to make state-of-the-art technology available for broad medical applications. The ultimate goal is to improve the treatment of diseases. Our customers need support and service in order to satisfy the constantly growing requirements in terms of treatment quality and efficiency. Finally, the greatest market opportunities are currently to be found in the newly industrialised countries and we strive to develop them by our own expansion.

Dear Shareholders, with this goal in mind I am confident that Carl Zeiss Meditec is still "on course". As new Chief Executive Officer I will do everything in my power to continue the success story of the tradition-rich medical technology supplier. With our balanced global line-up, broad product portfolio and healthy financial structure we are ideally equipped for the future.

Jena, May 2010

Yours sincerely,

Dr. Ludwin Monz
President and Chief Executive Officer



# Management report to the consolidated interim financial statements

## Business development

### 1. Summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group", the "Company"), which comprises additional subsidiaries.

No major changes were made with respect to the Group's reporting entity and the structure of its financial statements in the first six months of 2009/2010.

### 2. Development of revenue

Carl Zeiss Meditec generated consolidated revenue of € 321.1 million in the first six months of 2009/2010 (previous year: € 336.7 million).

**a) Consolidated revenue by strategic business unit**
As in the first six months of the previous year, at € 149.6 million (previous year € 160.9 million) the strategic business unit (SBU) **Ophthalmic Systems** made the greatest contribution to consolidated revenue (46.6 %, previous year: 47.8 %). Due to the continued steady growth in the **Surgical Ophthalmology** SBU, its share of consolidated revenue further increased in the first six months of 2009/2010, to 12.8 % (previous year: 12.1 %) at € 41.1 million (previous year: € 40.7 million). The **Microsurgery** SBU generated € 130.5 million (previous year: € 135.2 million), representing a share of 40.6 % (previous year: 40.1 %) of consolidated revenue.

Figure 1: Share of strategic business units in consolidated revenue in the first six months of financial year 2009/2010 in percent

| | |
|---|---|
| Ophthalmic Systems SBU | **46.6 %** |
| Microsurgery SBU | **40.6 %** |
| Surgical Ophthalmology SBU | **12.8 %** |


6 Months 2009/2010
6 Months 2008/2009
Surgical Ophthalmology SBU
41,058
40,704
+0.9 %
Ophthalmic Systems SBU
149,564
160,889
-7.0 %
Microsurgery SBU
130,522
135,156
-3.4 %
Consolidated revenue
321,144
336,749

Figure 2: Consolidated revenue by strategic business unit (figures in € '000)

The increase in sales in the **Surgical Ophthalmology** SBU is mainly attributable to the continued expansion of marketing of the multi-focal lens family AT LISA. The SBU reported a decline in the area of non-ophthalmological consumables.

Major sales drivers in the **Ophthalmic Systems** SBU were the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, Humphrey® Field Analyzer, and the VISUCAM family of fundus cameras.

As in the previous year, the innovative surgical microscopes contributed the bulk of revenue in the **Microsurgery** SBU. In particular the surgical microscopes OPMI® Pentero® and OPMI® Vario, used in neuro- and spinal surgery, and the OPMI Lumera®, used in ophthalmic surgery, had a positive influence on revenue.

The results of the two strategic business units Microsurgery and Ophthalmic Systems were negatively influenced by adverse trends in exchange rates in the first six months of 2009/2010.

The chart below shows consolidated revenue by strategic business unit based on constant exchange rates.

Figure 3: Consolidated revenue by strategic business unit based on constant exchange rates (figures in € '000)

| | ■ 6 Months 2009/2010 / 6 Months 2008/2009 | Change |
|---|---|---|
| Surgical Ophthalmology SBU | **41,058**<br>40,632 | +1.0 % |
| Ophthalmic Systems SBU | **149,564**<br>154,022 | -2.9 % |
| Microsurgery SBU | **130,522**<br>130,984 | -0.4 % |
| **Consolidated revenue** | **321,144**<br>325,638 | |

### b) Consolidated revenue by region

Figure 4: Consolidated revenue by region (figures in € '000)

| | ■ 6 Months 2009/2010 / 6 Months 2008/2009 | Change |
|---|---|---|
| Asia/Pacific | **95,348**<br>89,079 | +7.0 % |
| Americas | **106,546**<br>116,190 | -8.3 % |
| EMEA | **119,250**<br>131,480 | -9.3 % |
| **Consolidated revenue** | **321,144**<br>336,749 | |

In the **Asia/Pacific Region** (APAC) there was an increase in sales in the first six months, whilst the **Europe, Middle East and Africa** (EMEA) and **Americas** regions showed a negative trend compared to the same period of the previous year.

Revenue in the **Asia/Pacific Region** in the first half of the financial year 2009/2010 increased by 7.0 %, primarily due to growth in the Japanese market. Sales drivers in this region were the OPMI® Pentero® and OPMI Lumera® surgical microscopes and the diagnostic systems Humphrey® Field Analyzer and Cirrus™ HD-OCT. The share of consolidated revenue generated in the Asia/Pacific Region increased in the first six months of 2009/2010, from 26.5 % in the same period of the previous year to 29.7 %.

Despite the increase in revenue in Germany and Spain compared to the previous year, negative sales trends were reported in the **Europe, Middle East and Africa** (EMEA) region overall. EMEA nevertheless remained the strongest generator of sales in the first six months of 2009/2010. The main sales drivers were the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, as well as the OPMI® Pentero®, OPMI® Vario and OPMI Lumera® surgical microscopes. In total, this region decreased from a 39.0 % share of consolidated revenue in the previous year to 37.1 %.

Substantial revenue was generated in the **Americas** region with the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, the Humphrey® Field Analyzer and the surgical microscopes OPMI® Pentero®, OPMI Lumera® and OPMI® pico Dental. The fall in revenue is for the main part due to negative currency effects. The share of consolidated revenue contributed by the Americas region in the first half of financial year 2009/2010 fell from 34.5 % in the previous year to 33.2 %.

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 5: Consolidated revenue by region based on constant exchange rates (figures in € '000)

| | **6 Months 2009/2010** | 6 Months 2008/2009 | Change |
|---|---|---|---|
| Asia/Pacific | **95,348** | 86,564 | +10.1 % |
| Americas | **106,546** | 107,656 | -1.0 % |
| EMEA | **119,250** | 131,418 | -9.3 % |
| **Consolidated revenue** | **321,144** | 325,638 | |

## 4. Net assets

### a) Presentation of net assets

The following chart summarises the development of key items in the consolidated balance sheet:


Assets
30 September 2009
31 March 2010
Goodwill
113,593
114,649
Noncurrent assets*
115,419
119,256
Cash and cash equivalents
199,995
201,600
Current assets**
325,358
358,083
Consolidated total assets
754,365
793,588
Liabilities and equity
30 September 2009
31 March 2010
Equity
539,772
560,866
Noncurrent liabilities
64,118
65,098
Current liabilities
150,475
167,624
Consolidated total liabilities
754,365
793,588
* excluding goodwill
** excluding cash and cash equivalents

Figure 6: Structure of the consolidated balance sheet (figures in € '000)

## ASSETS

### Inventories
In conjunction with the market launch of several products this balance sheet item increased to € 107.2 million as of 31 March 2010 compared to € 99.1 million on 30 September 2009.

### Trade receivables, incl. receivables from related parties
Due to the positive business development, particularly in the 2nd quarter of the current financial year, "Trade receivables, incl. receivables from related parties" increased by 15.4% from € 116.1 million on 30 September 2009 to € 134.0 million.

### Cash and cash equivalents
As of 31 March 2010 this item amounted to € 201.6 million (30 September 2009: € 200.0 million). Cash and cash equivalents which the Carl Zeiss Meditec Group does not directly require for its business operations are lodged with the Group treasury of Carl Zeiss AG at normal market conditions. This balance sheet item increased to € 104.8 million despite the dividend payment (30 Sepember 2009: 96.0 million).

## LIABILITIES AND EQUITY

### Equity
In the first six months of 2009/2010, Carl Zeiss Meditec's equity increased to € 560.9 million (30 September 2009: € 539.8 million). This was mainly attributable to the company's positive business development.

### Current portion of noncurrent financial liabilities
Due to the repayment in the first quarter 2009/2010 of a US dollar loan by our American subsidiary Carl Zeiss Meditec Inc. to the group treasury of Carl Zeiss AG, in the first six months of the financial year 2009/2010 this balance sheet item fell to € 0.3 million (30 September 2009: € 9.3 million).

### Trade payables
In the first six months of the financial year 2009/2010 the balance sheet item "Trade payables" increased by 22.5% to € 28.3 million (30 September 2009: € 23.1 million). The increase was attributable to the high level of revenue at the end of the second quarter.

### b) Key ratios on net assets position

Table 1: Key ratios on net assets position

| Key ratio | Definition | 30 September 2009 | 31 March 2010 | Change |
|---|---|---|---|---|
| Equity ratio | Shareholders' equity / Total assets | 71.6 % | 70.7 % | -0.9 %-pts |
| Rate of inventory turnover | Cost of goods sold (annualised) / Average inventories | 2.9 | 3.0 | +3.5 % |
| Days of sales outstanding (DSO) | Trade receivables including receivables from related parties / Consolidated revenue (annualised) x 360 days | 65.3 days | 75.1 days | +15.0 % |

## 5. Financial position

The cash flow statement, which is the basis for presenting the Company's financial position, merely records changes in individual items in the income statement and the balance sheet that occurred after the respective date of first-time consolidation. In contrast, the consolidated balance sheet presents the figures as they stood on the balance sheet date 31 March 2010. As a result, the statements in the analysis of the financial position may differ from the presentation of net assets based on the consolidated balance sheet.

Figure 7: Summary of key ratios in the consolidated cash flow statement (figures in € '000)


■ 6 Months 2009/2010
6 Months 2008/2009
Cash flow from operating activities
27,255
27,734
Cash flow from investing activities
721
-18,406
Cash flow from financing activities
-26,511
-9,997
Change in cash and cash equivalents
1,605
-409

### a) Statement of financial position
### Cash flow from operating activities

In the period under review cash flow from operating activities amounted to € 27.3 million (previous year: € 27.7 million). Consolidated net income had a positive impact on this. Cash flow was reduced by the stockpiling of inventories and increased trade receivables.

**Cash flow from investing activities**

In the first six months of the current financial year cash flow from investing activities increased to € 0.7 million compared to € -18.4 million in the previous year. This was for the most part attributable to a down payment of € 4.2 million received for the planned sale of a non-core business in the pharmaceutical sector in the course of portfolio streamlining. The previous year's figure includes the payment for the acquisition of the assets of Welch Allyn.

**Cash flow from financing activities**

Cash flow from financing activities in the first six months of 2009/2010 amounted to € -26.5 million (previous year: € -10.0 million). The figures for the current financial year were above all impacted by the full repayment of the LDT loan and the distribution of dividends to the shareholders of Carl Zeiss Meditec AG for the financial year 2008/2009 following the company's AGM. The dividend payment was made on 5 March 2010. In the previous year the payment was not effected until the third quarter.

## b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (figures in € '000)

| Key ratio | Definition | 30 September 2009 | 31 March 2010 | Change |
|---|---|---|---|---|
| Cash and cash equivalents | Cash-in-hand and bank balances | 199,995 | 201,600 | +0.8% |
| Net cash | Cash-in-hand and bank balances<br>+ Treasury receivables from Group treasury of Carl Zeiss AG<br>./. Treasury payables to Group treasury of Carl Zeiss AG<br>./. Interest-bearing liabilities | 252,026 | 268,407 | +6.5% |
| Net working capital | Current assets<br>./. Cash and cash equivalents<br>./. Treasury receivables from Group treasury of Carl Zeiss AG<br>./. Current liabilities excl. treasury payables to Group treasury of Carl Zeiss AG | 86,028 | 95,075 | +10.5% |
| Working capital | Current assets<br>./. Current liabilities | 374,878 | 392,059 | +4.6% |

Table 3: Key ratios relating to financial position

| Key ratio | Definition | 6 Months 2008/2009 | 6 Months 2009/2010 | Change |
|---|---|---|---|---|
| Cash flow per share | Cash flow from operating activities / Weighted average amount of outstanding shares | € 0.34 | € 0.34 | ±0.0% |
| Capex ratio | Investment in property, plant and equipment / Consolidated revenue | 1.4% | 0.7% | -0.7%-pts |

## 6. Results of operations

### a) Presentation of results of operations

Table 4: Summary of key ratios in the consolidated income statement (figures in € '000)

| | 6 Months 2008/2009 | 6 Months 2009/2010 | Change |
|---|---|---|---|
| Revenue | 336,749 | 321,144 | -4.6 % |
| *Gross margin* | *50.6 %* | *51.7 %* | *+1.1 %-pts* |
| EBITDA | 46,671 | 47,413 | +1.6 % |
| *EBITDA margin* | *13.9 %* | *14.8 %* | *+0.9 %-pts* |
| EBIT | 38,882 | 39,278 | +1.0 % |
| *EBIT margin* | *11.5 %* | *12.2 %* | *+0.7 %-pts* |
| Earnings before income taxes | 40,844 | 37,287 | -8.7 % |
| *Tax rate* | *35.7 %* | *32.6 %* | *-3.1 %-pts* |
| Consolidated net income after non-controlling interests | 23,647 | 22,163 | -6.3 % |
| Earnings per share after non-controlling interests | € 0.29 | € 0.27 | -6.9 % |

**Revenue**
In the first six months of 2009/2010 Carl Zeiss Meditec's consolidated revenue amounted to € 321.1 million (previous year: € 336.7 million). In a year-on-year comparison this represents a slight decrease in revenues of 4.6 %. Due to the positive trends in the second quarter, revenues were almost at last year's level. The fall in revenue is for the most part due to negative exchange rates.

**Gross profit**
In the first six months of 2009/2010 Carl Zeiss Meditec's gross profit amounted to € 166.0 million (previous year: € 170.3 million). The gross margin increased year-on-year from 50.6 % to 51.7 %. This is mainly attributable to our balanced and broad product portfolio, as well as the regional distribution of revenue.

**Functional costs**
Due to currency effects, functional costs decreased year-on-year from € 131.7 million to € 126.8 million in absolute terms. In relation to consolidated revenue this is a ratio of 39.5 % (previous year: 39.1 %).

- **Marketing and selling expenses:** Selling and marketing expenses decreased year-on-year in the first six months of 2009/2010 from € 80.7 million to € 75.8 million. In relation to consolidated revenue this is a ratio of 23.6 % (previous year: 24.0 %).
- **General and administrative expenses:** In the first six months of 2009/2010 there was a slight decrease in Carl Zeiss Meditec's general and administrative expenses from € 17.4 million to € 17.0 million. At 5.3 % (previous year: 5.2 %) the expense ratio remained more or less the same as in the previous year.
- **Research and development expenses:** In the first half of 2009/2010 – despite the sustained adverse economic situation – we continued to invest in research and development programmes. R&D expenses amounted to € 34.0 million (previous year: € 33.6 million), which at 10.6 % of consolidated revenue were slightly higher than in the previous year (10.0 %).

**Development of earnings**
The first six months of the current financial year have shown that Carl Zeiss Meditec is still achieving sound results, in spite of a volatile market environment.

**EBITDA** amounted to € 47.4 million in the reporting period (previous year: € 46.7 million). The **EBITDA margin** increased year-on-year from 13.9 % to 14.8 %. **EBIT** amounted to € 39.3 million (previous year: € 38.9 million). The **EBIT margin** increased year-on-year by 0.7 % points to 12.2 %.

The **tax rate** was 32.6 % and was thus lower than in the previous year (35.7 %). In a year-on-year comparison the share in **profits due to non-controlling interests** rose from € 2.6 million to € 3.0 million. Due to the weaker financial result for reason of a significant drop in interest rates, at € 22.2 million **consolidated net income after non-controlling interests** in the first six months of 2009/2010 was 6.3 % below the previous year's figure (€ 23.6 million). Accordingly, **earnings per share after non-controlling interests** sank to € 0.27 in the first six months of 2009/2010 (previous year: € 0.29).

## 7. Research and development

Carl Zeiss Meditec invested a total of € 34.0 million (previous year: € 33.6 million) in research and development in the first six months of financial year 2009/2010.

As of 31 March 2010, there were 359 research and development employees Group-wide (previous year: 366). This corresponds to a share of 16.7 % (previous year: 16.8 %) of the total workforce of the Carl Zeiss Meditec Group.

Research and development at Carl Zeiss Meditec mainly focuses on:

- examining new technological concepts in terms of their clinical relevance and effectiveness. The concept of "evidence-based medicine" plays a major role in this, i. e. proving the efficacy of the developed diagnostic and treatment methods is very important to us;
- the continuous development of the existing product portfolio;
- the development of new products and product platforms based on the available basic technologies and
- the networking of systems and devices to increase efficiency.

### 8. Events of particular significance

At the end of the Annual General Meeting on 4 March 2010 Dr. Ludwin Monz was appointed new Chief Executive Officer. He succeeds Dr. Michael Kaschke, who returns to his position as Chairman of the Supervisory Board.

### 9. Orders on hand

Orders on hand amounted to € 66.0 million (previous year: € 53.9 million). It is the Group's general opinion that the trend of customers placing orders at short notice will continue, particularly with regard to systems and equipment for ophthalmology.

### 10. Employees

As of 31 March 2010 the Carl Zeiss Meditec Group had 2,153 employees worldwide (previous year: 2,174).

Figure 9: Personnel structure of the Carl Zeiss Meditec Group as of 31 March 2010

| | |
|---|---|
| Production | **29.3 %** |
| Management Board, commercial sector and administration | **8.1 %** |
| Research and development | **16.7 %** |
| Service | **18.9 %** |
| Sales and marketing | **27.0 %** |

## 11. Outlook

Our Company would like to help people enjoy a high quality of life, even into their old age. Our products help to provide optimum vision, mental health and mobility, so that people can actively participate in society. The aging population and an improving health care system in the emerging markets mean that there is steady, long-term growth in the demand for our products. We therefore consider ourselves to be in a good starting position to overcome the challenging circumstances we are currently facing and to grow sustainably and profitably in the long term.

We already laid the foundations for profitable growth in 2008 with our corporate programme RACE 2010. In the continuation of the programme we will now place the main focus on customer-orientated innovations, excellent service and expansion into new markets. We thus see us ideally equipped for the future. Our priorities are placed on medium- and long-term growth and profitability rather than short-term but unsustainable profit maximization. The current half-yearly results confirm us on this path.

Based on today's market position with a globally oriented organisation, a comprehensive and well-balanced product portfolio and strong ZEISS brand we can look optimistically into the future. Therefore, we continue to expect revenue growth in financial year 2009/2010 to be at least on a par with growth in the markets in which we operate. We remain confident that the markets addressed by us will grow by between 0 % and 5 % in 2010, depending on segment and region. We will continue to invest selectively in innovations, the establishment of service structures and business development in emerging nations.

## Directors' holdings and directors' dealings

### 1. Directors' holdings – shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Table 5: Directors' holdings – Number of Carl Zeiss Meditec shares held by members of the Company's executive bodies

| | | Number of Carl Zeiss Meditec shares (31 March 2010) |
|---|---|---|
| **Management Board** | | |
| Dr. Ludwin Monz | Shares | 1,000 |
| Ulrich Krauss | Shares | 1,650 |
| Dr. Christian Müller | Shares | – |
| **Supervisory Board** | | |
| Dr. Michael Kaschke | Shares | 6,000 |
| Dr. Markus Guthoff | Shares | 1,900 |
| Dr. Wolfgang Reim | Shares | 10,000 |
| Dr. Dieter Kurz | Shares | – |
| Wilhelm Burmeister | Shares | 1,419 |
| Franz-Jörg Stündel | Shares | 839 |
| **Company** | | |
| Carl Zeiss Meditec AG | Shares | – |

### 2. Directors' dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first six months of 2009/2010

In the first six months of 2009/2010 members of the Management Board and Supervisory Board did not execute any notifiable securities transactions pursuant to Section 15a of the German Securities Trading Act *(Wertpapierhandelsgesetz, WpHG)*.

The details of all securities transactions executed by members of the Management Board and Supervisory Board are published immediately after their disclosure on the Company's website at **www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings** in accordance with the prevailing legal requirements of Section 15b WpHG. The publication documents and the relevant disclosures are forwarded to the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin)*.

## Shareholder structure

Figure 10: Shareholder structure of Carl Zeiss Meditec AG (as of 31 March 2010)

| | |
|---|---|
| Carl Zeiss AG | **65.0%** |
| Management Board and Supervisory Board of Carl Zeiss Meditec AG | **< 0.1%** |
| Carl Zeiss Meditec AG | **0.0%** |
| **Free float, thereof:**<br>about 70% institutional investors[1]<br>about 30% private investors | **35.0%** |
| Share capital (€ 81,309,610, composed of 81,309,610 no-par value shares) | **100.0%** |

[1] Source: LionShares and own research

# Consolidated income statement (IFRS) for the period from 1 October 2009 to 31 March 2010

| (Figures in € '000) | 2nd quarter 2009/2010<br>1 January 2010 –<br>31 March 2010 | 2nd quarter 2008/2009<br>1 January 2009 –<br>31 March 2009 | Financial year 2009/2010<br>1 October 2009 –<br>31 March 2010 | Financial year 2008/2009<br>1 October 2008 –<br>31 March 2009 |
|---|---|---|---|---|
| **Revenue** | **164,917** | **158,848** | **321,144** | **336,749** |
| Cost of goods sold | (78,105) | (78,138) | (155,110) | (166,495) |
| **Gross profit** | **86,812** | **80,710** | **166,034** | **170,254** |
| Selling and marketing expenses | (39,089) | (38,922) | (75,839) | (80,697) |
| General and administrative expenses | (9,243) | (8,202) | (16,990) | (17,350) |
| Research and development expenses | (17,830) | (16,230) | (33,987) | (33,629) |
| Other income | 27 | 172 | 187 | 469 |
| Other expense | (79) | (133) | (127) | (165) |
| *Earnings before interest, income taxes, depreciation and amortisation* | *24,641* | *21,466* | *47,413* | *46,671* |
| *Depreciation and amortisation* | *4,043* | *4,071* | *8,135* | *7,789* |
| **Earnings before interests and income taxes** | **20,598** | **17,395** | 39,278 | **38,882** |
| Results from investments accounted for using the equity method | (10) | (5) | (18) | (16) |
| Interest income | 705 | 1,567 | 1,030 | 4,106 |
| Interest expense | (1,261) | (1,217) | (2,527) | (2,455) |
| Foreign currency gains/(losses), net | (1,258) | 642 | (1,566) | (415) |
| Other financial result | 550 | 379 | 1,090 | 742 |
| **Earnings before income taxes** | **19,324** | **18,761** | **37,287** | **40,844** |
| Income tax expense | (6,773) | (6,388) | (12,174) | (14,564) |
| **Net income** | **12,551** | **12,373** | **25,113** | **26,280** |
| Attributable to: | | | | |
| Shareholders of the parent company | 10,864 | 10,908 | 22,163 | 23,647 |
| Non-controlling interest | 1,687 | 1,465 | 2,950 | 2,633 |
| **Profit/(loss) per share, attributable to the shareholders of the parent company in the current financial year (€): – Basic/diluted** | **0.13** | **0.13** | **0.27** | **0.29** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

# Consolidated statement of comprehensive income (IFRS) for the period from 1 October 2009 to 31 March 2010

| (Figures in € '000) | 2nd quarter 2009/2010<br>1 January 2010 –<br>31 March 2010 | 2nd quarter 2008/2009<br>1 January 2009 –<br>31 March 2009 | Financial year 2009/2010<br>1 October 2009 –<br>31 March 2010 | Financial year 2008/2009<br>1 October 2008 –<br>31 March 2009 |
|---|---|---|---|---|
| **Net income** | **12,551** | **12,373** | **25,113** | **26,280** |
| Fair value measurement of available-for-sale financial assets | – | – | – | – |
| Recognised directly in Equity | (34) | 5 | (51) | 14 |
| Foreign currency translation | 9,014 | 3,707 | 10,728 | 7,255 |
| **Other comprehensive income** | **8,980** | **3,712** | **10,677** | **7,269** |
| **Comprehensive income** | **21,531** | **16,085** | **35,790** | **33,549** |
| Attributable to: | | | | |
| Shareholders of the parent company | 18,757 | 15,262 | 32,000 | 29,331 |
| Non-controlling interest | 2,774 | 823 | 3,790 | 4,218 |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

# Consolidated statement of financial position (IFRS) for the year ended 31 March 2010

| (Figures in € '000) | 31 March 2010 | 30 September 2009 |
|---|---|---|
| **ASSETS** | | |
| Goodwill | 114,649 | 113,593 |
| Intangible assets | 35,698 | 38,045 |
| Property, plant and equipment | 40,921 | 42,193 |
| Investments accounted for using the equity method | 85 | 103 |
| Investments | 364 | 364 |
| Deferred tax assets | 38,168 | 32,694 |
| Noncurrent trade receivables | 2,855 | 872 |
| Other noncurrent assets | 1,165 | 1,148 |
| **Total noncurrent assets** | **233,905** | **229,012** |
| Inventories | 107,171 | 99,054 |
| Trade receivables | 100,893 | 91,249 |
| Accounts receivable from related parties | 30,240 | 23,932 |
| Treasury receivables | 104,818 | 95,980 |
| Tax refund claims | 3,964 | 3,114 |
| Other current assets | 10,929 | 11,909 |
| Securities | 68 | 120 |
| Cash and cash equivalents | 201,600 | 199,995 |
| **Total current assets** | **559,683** | **525,353** |
| **Total assets** | **793,588** | **754,365** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

| (Figures in € '000) | 31 March 2010 | 30 September 2009 |
|---|---|---|
| **LIABILITIES AND EQUITY** | | |
| Share capital | 81,310 | 81,310 |
| Capital reserve | 313,863 | 313,863 |
| Retained earnings | 158,920 | 151,397 |
| Gains and losses recognised directly in equity | (15,887) | (25,724) |
| Equity before non-controlling interest | 538,206 | 520,846 |
| Non-controlling interest | 22,660 | 18,926 |
| **Total equity** | **560,866** | **539,772** |
| Provisions for pensions and similar commitments | 11,717 | 11,334 |
| Other noncurrent provisions | 10,535 | 10,796 |
| Noncurrent financial liabilities | 9,198 | 9,322 |
| Noncurrent leasing liabilities | 17,591 | 16,905 |
| Other noncurrent liabilities | 6,275 | 6,017 |
| Deferred tax liabilities | 9,782 | 9,744 |
| **Total noncurrent liabilities** | **65,098** | **64,118** |
| Current provisions | 36,287 | 30,652 |
| Current accrued liabilities | 41,220 | 37,988 |
| Current financial liabilities | 2,545 | 1,782 |
| Current portion of noncurrent financial liabilities | 313 | 9,271 |
| Current portion of noncurrent leasing liabilities | 1,475 | 1,326 |
| Trade payables | 28,268 | 23,086 |
| Current income tax liabilities | 10,291 | 8,123 |
| Accounts payable to related parties | 9,091 | 9,058 |
| Treasury payables | 9,434 | 7,125 |
| Other current liabilities | 28,700 | 22,064 |
| **Total current liabilities** | **167,624** | **150,475** |
| **Total liabilities** | **793,588** | **754,365** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

# Consolidated statement of cash flows (IFRS) for the period from 1 October 2009 to 31 March 2010

| (Figures in € '000) | **Financial year 2009/2010** 1 October 2009 – 31 March 2010 | **Financial year 2008/2009** 1 October 2008 – 31 March 2009 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| **Net income** | **25,113** | **26,280** |
| Adjustments to reconcile net income to net cash provided by/(used in) operating activities | | |
| Income tax expenses | 12,174 | 14,564 |
| Interest income/expenses | 1,497 | (1,651) |
| Results from investments accounted for using the equity method | 18 | 16 |
| Depreciation and amortisation | 8,135 | 7,789 |
| Gains/losses on disposal of fixed assets/financial assets | 51 | (30) |
| Interest received | 684 | 3,156 |
| Interest paid | (1,547) | (1,814) |
| Income tax reimbursement | 2,520 | 961 |
| Income taxes paid | (17,682) | (15,094) |
| Changes in working capital: | | |
| Trade receivables | (13,064) | (5,896) |
| Inventories | (3,995) | (1,012) |
| Other assets | 1,669 | (2,966) |
| Trade payables | 3,298 | (4,518) |
| Provisions and financial liabilities | 7,424 | 7,090 |
| Other liabilities | 960 | 859 |
| Total adjustments | 2,142 | 1,454 |
| **Net cash provided by operating activities** | **27,255** | **27,734** |
| **Cash flows from investing activities:** | | |
| Investment in property, plant and equipment | (1,831) | (3,994) |
| Investment in intangible assets | (598) | (2,003) |
| Investment in plan assets pension fund | (1,109) | (2,425) |
| Proceeds from fixed assets | 119 | 57 |
| Received initial payment from the intended sale of the pharma business | 4,200 | – |
| Acquisition of consolidated companies/businesses, net of cash acquired (2008/2009: Welch Allyn: € 10,041 thsd.) | (60) | (10,041) |
| **Net cash used in investing activities** | **721** | **(18,406)** |
| **Cash flows from financing activities:** | | |
| Repayments of short-term debt | – | (96) |
| Repayments of noncurrent financial liabilities | (234) | (288) |
| Repayments from noncurrent loans from related parties | (8,648) | – |
| (Increase)/decrease in treasury receivables | (4,713) | (8,125) |
| Increase/(decrease) in treasury payables | 2,309 | (1,046) |
| Change of leasing liabilities | (589) | (442) |
| Dividend payments to shareholders of Carl Zeiss Meditec AG | (14,636) | – |
| **Net cash provided by financing activities** | **(26,511)** | **(9,997)** |
| Effect of exchange rate fluctuation on cash and cash equivalents | 140 | 260 |
| **Net increase/(decrease) in cash and cash equivalents** | **1,605** | **(409)** |
| Cash and cash equivalents, beginning of reporting period | 199,995 | 195,473 |
| **Cash and cash equivalents, end of reporting period** | **201,600** | **195,064** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

# Consolidated statement of changes in equity (IFRS)

| (Figures in € '000) | Share capital | Capital reserve | Retained earnings | Gains and losses recognised directly in equity: Reserves from currency conversion | Gains and losses recognised directly in equity: Fair value reserve for afs financial instruments | Equity before non-controlling interest | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|
| **As of 1 October 2008** | **81,310** | **313,863** | **115,489** | **(22,430)** | **(242)** | **487,990** | **12,741** | **500,731** |
| Fair value measurement of available-for-sale financial assets | – | – | – | – | 88 | 88 | – | 88 |
| Foreign currency translation | – | – | – | (3,138) | – | (3,138) | 1,628 | (1,510) |
| Changes in equity from investments accounted for using the equity method | – | – | – | – | (2) | (2) | – | (2) |
| **Changes in value recognised directly in equity** | **–** | **–** | **–** | **(3,138)** | **86** | **(3,052)** | **1,628** | **(1,424)** |
| Net income | – | – | 50,544 | – | – | 50,544 | 4,557 | 55,101 |
| **Sum of comprehensive income for the period** | **–** | **–** | **50,544** | **(3,138)** | **86** | **47,492** | **6,185** | **53,677** |
| Dividend payments | – | – | (14,636) | – | – | (14,636) | – | (14,636) |
| **As of 30 September 2009** | **81,310** | **313,863** | **151,397** | **(25,568)** | **(156)** | **520,846** | **18,926** | **539,772** |
| Fair value measurement of available-for-sale financial assets | – | – | – | – | (51) | (51) | – | (51) |
| Foreign currency translation | – | – | – | 9,888 | – | 9,888 | 840 | 10,728 |
| **Changes in value recognised directly in equity** | **–** | **–** | **–** | **9,888** | **(51)** | **9,837** | **840** | **10,677** |
| Net income | – | – | 22,163 | – | – | 22,163 | 2,950 | 25,113 |
| **Sum of comprehensive income for the period** | **–** | **–** | **22,163** | **9,888** | **(51)** | **32,000** | **3,790** | **35,790** |
| Dividend payments | – | – | (14,636) | – | – | (14,636) | – | (14,636) |
| Changes in the reporting entity | – | – | (4) | – | – | (4) | (56) | (60) |
| **As of 31 March 2010** | **81,310** | **313,863** | **158,920** | **(15,680)** | **(207)** | **538,206** | **22,660** | **560,866** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

# Notes to the consolidated interim financial statements

## 1. General information

### Accounting under International Financial Reporting Standards (IFRS)

Carl Zeiss Meditec AG prepared its consolidated financial statements as of 30 September 2009 in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, as applicable in the EU as of that date. Accordingly, this interim report has been prepared in accordance with IAS 34 "Interim Financial Reporting".

### Accounting and valuation principles

The accounting and valuation principles applied for the interim financial statements as of 31 March 2010 correspond to those applied for the consolidated financial statements for financial year 2008/2009 with the exceptions described below. A detailed description of these methods was published in the notes to the consolidated financial statements as of 30 September 2009.

### Recent pronouncements on accounting principles

The Group was obliged to apply the following standards and interpretations for the first time at the beginning of the financial year:

| Date of issue | Standard/Interpretation | Amendment/new statutory regulation | Date of first mandatory application | Adopted by the EU |
|---|---|---|---|---|
| 30 November 2006 | IFRIC 12 "Service concession arrangements" | Accounting of service concession arrangements | Financial years beginning on or after 29 March 2009 | yes |
| 30 November 2006 | IFRS 8 "Business segments" | Segment reporting mainly acc. to SFAS 131 | Financial years beginning on or after 1 January 2009 | yes |
| 29 March 2007 | Amendment IAS 23 "Borrowing costs" | Abolition of option to immediately recognise borrowing costs as an expense | Financial years beginning on or after 1 January 2009 | yes |
| 28 June 2007 | IFRIC 13 "Customer loyalty programmes" | Accounting regulations for companies that grant their customers loyalty award credits, such as loyalty points or air miles when they buy other goods or services | Financial years beginning on or after 1 January 2009 | yes |
| 5 July 2007 | IFRIC 14 "IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction" | Interaction between an obligation existing as of the balance sheet date to pay additional amounts into a pension plan and the regulations stipulated under IAS 19 regarding the upper limit on the measurement of the defined benefit asset or liability | Financial years beginning on or after 1 January 2009 | yes |
| 6 September 2007 | Amendment IAS 1 "Presentation of financial statements" | Presentation of gains and losses recognised directly in equity, terminology for components of financial statements | Financial years beginning on or after 1 January 2009 | yes |
| 10 January 2008 | Revision of IFRS 3 "Business combinations"; revision IAS 27 "Consolidated and separate financial statements according to IFRS" | Accounting of step acquisitions and holdings of non-controlling interests | Financial years beginning on or after 1 July 2009 | yes |

| Date of issue | Standard/Interpretation | Amendment/new statutory regulation | Date of first mandatory application | Adopted by the EU |
|---|---|---|---|---|
| 17 January 2008 | Amendment IFRS 2 "Share-based payment" | Performance conditions, cancellation during the vesting period | Financial years beginning on or after 1 January 2009 | yes |
| 14 February 2008 | Amendment IAS 32 "Financial instruments: presentation"; Amendment IAS 1 "Presentation of financial statements" | Treatment of puttable financial instruments as equity | Financial years beginning on or after 1 January 2009 | yes |
| 22 May 2008 | Improvements to IFRSs | Mainly two types of change:<br>• Those relating to the financial accounting, approach and valuation<br>• Changes in formulation | Financial years beginning on or after 1 January and 1 July 2009, respectively | yes |
| 22 May 2008 | Amendment IFRS 1 "First-time adoption of International Financial Reporting Standards" and IAS 27 "Consolidated and separate financial instruments pursuant to IFRS" | Simplification of the valuation of investments in single-entity financial statements being prepared according to the IFRSs for the first time | Financial years beginning on or after 1 January 2009 | yes |
| 3 July 2008 | IFRIC 15 "Agreements for the construction of real estate" | Essentially guidelines for deciding when an agreement falls under IAS 11 or IAS 18 | Financial years beginning on or after 1 January 2010 | yes |
| 3 July 2008 | IFRIC 16 "Hedges of a net investment in a foreign operation" | Accounting matters relating to hedging foreign operations | Financial years beginning on or after 30 June 2009 | yes |
| 31 July 2008 | IAS 39 "Financial instruments: recognition and measurement" | Supplementary document "Eligible Hedged Items" | Financial years beginning on or after 1 July 2009 | yes |
| 31 October 2008 | Explanatory guidelines for measuring "fair values" | Assistance with the measurement of the fair value of financial instruments | n/a | n/a |
| 26 November 2008 | Revised version IFRS 1 "First-time adoption of International Financial Reporting Standards" | Restructuring of IFRS 1 | Financial years beginning on or after 1 July 2009 | yes |
| 27 November 2008 | IFRIC 17 "Distributions of non-cash assets to owners" | Measurement of non-cash assets | Financial years beginning on or after 1 July 2009 | yes |
| 29 January 2009 | IFRIC 18 "Transfers of assets from customers" | Accounting treatment of transferred assets, particularly in the energy sector | All transactions from 1 July 2009 | yes |
| 5 March 2009 | Amendment IFRS 7 "Financial instruments: disclosures" | Enhanced disclosures on fair value and liquidity risk | Financial years beginning on or after 1 January 2009 | yes |
| 12 March 2009 | Amendment IFRS 39 "Financial instruments: recognition and measurement"; Amendment IFRIC 9 "Reassessment of embedded derivatives" | Reclassification of hybrid financial instruments to category "at fair value through profit and loss" | Financial years ending on or after 30 June 2009 | yes |

The Group applied IFRS 8 ("Operating segments") for the first time during the reporting period. Accordingly, the Group determines and publishes its operating segments based on the information that is reported internally to the CEO, who is also Chief Operating Decision Maker. Previously the segment report was prepared according to IAS 14, whereby the current breakdown of the segments corresponds to the previous presentation of the secondary segment report under IAS 14. However, in contrast to the previous presentation, results (EBIT) are being published for each segment for the first time. The operating segments correspond to the Group's Strategic Business Units (SBUs). The results of the SBUs for which separate financial information is available are regularly evaluated by the CEO in terms of decisions on resource allocation and performance. The presentation for the same period of the previous year was adjusted accordingly.

During the reporting period, the Group applied the revised version of the Standard IAS 1 ("Presentation of Financial Statements") for the first time. Accordingly, for the first time the consolidated financial statements include a separate statement of comprehensive income in addition to the income statement. This discloses both the period-end result and all gains and losses recognised directly in equity for the period not resulting from transactions with the owners in their capacity as owners. Furthermore, in the consolidated statement of changes in equity the individual components of the "Gains and losses recognised directly in equity" are listed individually.

During the reporting period, the Group applied the revised version of IFRS 3 ("Business combinations") and the amended IAS 27 ("Consolidated and separate financial statements under IFRS") for the first time. According to these changes, business combinations continue to be accounted for using the purchase method. In particular, the scope and accounting of step acquisitions shall be amended and an accounting policy choice introduced: the holdings of the non-controlling interest (NCI) may be measured at fair value or at the NCI's proportionate share of net assets of the acquiree. Due to the acquisition of shares in affiliated companies (see Changes in the consolidated entity) in the reporting period the difference has been shown in revenue reserves instead of goodwill as customary.

For all other standards and interpretations applied for the first time there were no significant changes to the accounting and valuation methods, nor are such changes expected.

The IASB and IFRIC also issued the following standards, interpretations and revisions of existing standards after the balance sheet date of the consolidated financial statements 2008/2009; however, application of these is not yet mandatory for Carl Zeiss Meditec. The Company did not opt to apply these standards ahead of time:

| Date of issue | Standard/Interpretation | Amendment/new statutory regulation | Date of first mandatory application | Adopted by the EU |
|---|---|---|---|---|
| 9 October 2009 | Amendments to IAS 32 "Financial instruments: presentation" | Classification of rights issues | Financial years beginning on or after 1 February 2010 | yes |
| 4 November 2009 | Amendment IAS 24 "Related party disclosures" | Simplification of reporting obligations of state-controlled entities | Financial years beginning on or after 1 January 2011 | no |
| 12 November 2009 | IFRS 9 "Financial instruments" | Classification and measurement of financial assets | Financial years beginning on or after 1 January 2013 | no |
| 26 November 2009 | IFRIC 19 "Redemption of financial liabilities through equity instruments" | Comments on the redemption of financial liabilities through equity instruments | Financial years beginning on or after 1 July 2010 | no |
| 26 November 2009 | Amendments to IFRIC 14 "IAS 19 – Employee Benefits" | Establishment of the restriction on a performance-oriented asset and of minimum financing regulations and their interplay | Financial years beginning on or after 1 January 2011 | no |
| 28 Januar 2010 | Amendment IFRS 1 "First-time adoption of International Financial Reporting Standards" | Exemption of first-time IFRS users from the obligation to make additional disclosures concerning financial instruments resulting from IFRS 7 | Financial years beginning on or after 1 July 2010 | no |

All of the standards listed above shall only be applied by Carl Zeiss Meditec from financial year 2010/2011 or thereafter. We do not anticipate the future application of these standards to have any material effect on the presentation of the financial statements.

### Changes in the reporting entity

**Carl Zeiss Meditec S.A.S., La Rochelle, France**
With effect from 7 January 2010 Fransitec S.A.S., a wholly-owned subsidiary of Carl Zeiss Meditec S.A.S., acquired the remaining 0.5 % interest in F.C.I. S.A. The company is now completely in the possession of Fransitec S.A.S. Furthermore, the company is planning to sell the non-core pharmaceutics business and received a down payment of € 4.2 million in the second quarter.

## 2. Notes to the consolidated income statement

### Operating segments

The Group has three operating segments, which also represent the Group's Strategic Business Units (SBUs). The Ophthalmic Systems and Surgical Ophthalmology SBUs comprise the activities of Carl Zeiss Meditec in the ophthalmic market. Ophthalmic systems include medical laser and diagnostic systems. The "Surgical Ophthalmology" segment combines the Company's activities in the field of intraocular lenses and consumables. The activities in the field of neuro-, ear, nose and throat surgery are presented in the Microsurgery segment (formerly "Neuro/ENT surgery"). Ophthalmic surgery, surgical visualisation solutions and activities in the area of intraoperative radiation are allocated to this SBU. Internal management reports are evaluated by the CEO at least every quarter for each of the Strategic Business Units.

The operating segments for the reporting period are as follows:

| (Figures in € '000) | **Ophthalmic Systems** | | **Surgical Ophthalmology** | | **Microsurgery** | | **Total** | |
|---|---|---|---|---|---|---|---|---|
| | **6 Months 2009/2010** | **6 Months 2008/2009** | **6 Months 2009/2010** | **6 Months 2008/2009** | **6 Months 2009/2010** | **6 Months 2008/2009** | **6 Months 2009/2010** | **6 Months 2008/2009** |
| External revenue | 149,564 | 160,889 | 41,058 | 40,705 | 130,522 | 135,155 | 321,144 | 336,749 |
| EBIT | 15,037 | 13,027 | 4,355 | 3,869 | 19,886 | 21,986 | 39,278 | 38,882 |
| Transition from the segments' overall results to the Group's period-end result. | | | | | | | | |
| **Overall result for the segments** | | | | | | | **39,278** | **38,882** |
| **Consolidated earnings before interest and taxes (EBIT)** | | | | | | | **39,278** | **38,882** |
| Financial result | | | | | | | (1,991) | 1,962 |
| **Earnings before income taxes** | | | | | | | **37,287** | **40,844** |
| Income tax expense | | | | | | | (12,174) | (14,564) |
| **Consolidated net income** | | | | | | | **25,113** | **26,280** |

The segment assets have not shown any significant changes compared with the disclosures in the notes to the last consolidated annual financial statement. Furthermore, nor is this the subject of internal management reports.

**Related party disclosures**

Revenue amounting to € 70,711 thousand (previous year: € 66,787 thousand) resulted from relations with related parties during the reporting period 2009/2010. The term "related parties" refers here to Carl Zeiss AG and its subsidiaries.

### 3. Events after the end of the interim reporting period

There were no events of particular significance post balance sheet date 31 March 2010.

### 4. Responsibility statement

To the best of our knowledge, we declare that according to the principles of proper consolidated interim reporting applied, the consolidated interim financial statements present a true and fair view of the Group's net worth, financial position and results of operations, the consolidated interim management report presents a true and fair view of the Group's business development, including its results and the Group's position, and the significant opportunities and risks for the Group's anticipated growth over the remaining financial year have been described.

| Dr. Ludwin Monz | Dr. Christian Müller | Ulrich Krauss |
| --- | --- | --- |
| Vorstandsvorsitzender | Mitglied des Vorstands | Mitglied des Vorstands |

# Financial calendar 2009/2010

| Date | Financial year 2009/2010 |
|---|---|
| 12 August 2010 | 9 Month Report |
| 12 August 2010 | Telephone conference |
| 16 December 2010 | Annual Financial Statements 2009/2010 |
| 16 December 2010 | Analyst's Conference, Frankfurt am Main |

**Carl Zeiss Meditec AG**

Investor Relations
Patrick Kofler

Phone: +49 36 41 22 01 06
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Patrick Kofler

Visual design:
Publicis KommunikationsAgentur GmbH,
Erlangen, www.publicis.de

Translation services by:
Herold Fachübersetzungen, Bad Vilbel, Germany,
www.heroldservice.de

The 6 Month Report 2009/2010 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures contained in this report can be downloaded from the following address:

www.meditec.zeiss.com/ir

**Carl Zeiss Meditec AG**
Goeschwitzer Strasse 51–52
07745 Jena
Germany

Phone: +49 36 41 22 01 15
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir